EXHIBIT 14

CODE OF BUSINESS CONDUCT & ETHICS

Statement by Chief Executive Officer

Ethics are important to Alternus Energy Inc. (“ALTN” or the “Company”) and each of its employees. ALTN is committed to the highest ethical standards and to conducting its business with the highest level of integrity. Personally, I believe this commitment is at the core of the values that make ALTN great.

An uncompromising adherence to ethical excellence is integral to creating and sustaining a World Class culture at ALTN. It provides the necessary strong foundation on which World Class products and service is built and on which it can grow and prosper.

Each ALTN employee is responsible for the consequences of his or her actions. We must each be the guardian of ALTN’S ethics.

Leaders in ALTN have the extra responsibility of setting an example by their personal performance and an attitude that conveys our ethical values. That example leads us to treat everyone - employees, clients, prospects, vendors and competitors - with honesty and respect.

If you are unsure of the appropriate action, take advantage of our open door, informal environment and raise your concerns with management or, if you are still uncomfortable, follow the processes outlined in this Code of Business Conduct & Ethics.

Vincent Browne

Chief Executive Officer

Ethics

ALTN and each of its employees, wherever they may be located, must conduct their affairs with uncompromising honesty and integrity. Business ethics are no different than personal ethics. The same high standard applies to both. As a ALTN employee you are required to adhere to the highest standard regardless of local custom.

Employees are expected to be honest and ethical in dealing with each other, with clients, vendors and all other third parties. Doing the right thing means doing it right every time.

You must also respect the rights of your fellow employees and third parties. Your actions must be free from discrimination, libel, slander or harassment. Each person must be accorded equal opportunity, regardless of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran’s status, handicap or disability.

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Misconduct cannot be excused because it was directed or requested by another. In this regard, you are expected to alert management whenever an illegal, dishonest or unethical act is discovered or suspected. You will never be penalized for reporting your discoveries or suspicions.

The following statements concern frequently raised ethical concerns. A violation of the standards contained in this Code of Business Conduct & Ethics will result in corrective action, including possible dismissal.

Conflicts of Interest

You must avoid any personal activity, investment or association which could appear to interfere with good judgment concerning ALTN’S best interests. You may not exploit your position or relationship with ALTN for personal gain. You should avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if you:

•	cause ALTN to engage in business transactions with relatives or friends;

•	use nonpublic ALTN, client or vendor information for personal gain by you, relatives or friends (including securities transactions based on such information);

•	have more than a modest financial interest in ALTN’S vendors, clients or competitors;

•	receive a loan, or guarantee of obligations, from ALTN or a third party as a result of your position at ALTN; or

•	compete, or prepare to compete, with ALTN while still employed by ALTN.

There are a variety of other situations in which a conflict of interest may arise. If you have concerns about any situation, follow the steps outlined in the Section on “Reporting Ethical Violations.”

Gifts, Bribes and Kickbacks

Other than for modest gifts given or received in the normal course of business (including travel or entertainment), neither you nor your relatives may give gifts to, or receive gifts from, ALTN’S clients and vendors. Other gifts may be given or accepted only with prior approval of your senior management. In no event should you put ALTN or yourself in a position that would be embarrassing if the gift was made public.

Dealing with government employees is often different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

Any employee who pays or receives bribes or kickbacks will be immediately terminated and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment.

Loans

You may not request or accept a loan or payroll advance from ALTN.

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Improper Use or Theft of ALTN Property

Every employee must safeguard ALTN property from loss or theft, and may not take such property for personal use. ALTN property includes confidential information, software, computers, office equipment, and supplies. You must appropriately secure all ALTN property within your control to prevent its unauthorized use. Use of ALTN’S electronic communications systems must conform with ALTN’S E-mail Content Policy as set forth in the Employee Handbook, which, among other things, precludes using such systems to access or post material that: is pornographic, obscene, sexually-related, profane or otherwise offensive; is intimidating or hostile; or violates ALTN policies or any laws or regulations. Employees may make limited non-business use of ALTN’S electronic communications systems, provided that such use: (i) is occasional; (ii) does not interfere with the employee’s professional responsibilities; (iii) does not diminish productivity; and (iv) does not violate this Policy or ALTN’S E-mail Content Policy.

Covering Up Mistakes; Falsifying Records

Mistakes should never be covered up, but should be immediately fully disclosed and corrected. Falsification of any ALTN, client or third party record is prohibited.

Protection of ALTN, Client or Vendor Information

You may not use or reveal ALTN, client or vendor confidential or proprietary information to others. Additionally, you must take appropriate steps — including securing documents, limiting access to computers and electronic media, and proper disposal methods — to prevent unauthorized access to such information. Proprietary and/or confidential information, among other things, includes: business methods, pricing and marketing data, strategy, computer code, screens, forms, experimental research, information about, or received from, ALTN’S current, former and prospective clients, vendors and employees.

Gathering Competitive Information

You may not accept, use or disclose the confidential information of our competitors. When obtaining competitive information, you must not violate our competitors’ rights. Particular care must be taken when dealing with competitors’ clients, ex-clients and ex-employees. Never ask for confidential or proprietary information. Never ask a person to violate a non-compete or non-disclosure agreement. If you are uncertain, the Corporate Legal Department can assist you.

Sales: Defamation and Misrepresentation

Aggressive selling should not include misstatements, innuendo or rumors about our competition or their products and financial condition. Do not make unsupportable promises concerning ALTN’S products.

Use of ALTN and Third Party Software

ALTN and third party software may be distributed and disclosed only to employees authorized to use it, and to clients in accordance with terms of a ALTN agreement.

ALTN and third party software may not be copied without specific authorization and may only be used to perform assigned responsibilities.

All third-party software must be properly licensed. The license agreements for such third party software may place various restrictions on the disclosure, use and copying of software.

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Developing ALTN Documentation and Websites

Employees involved in the design, development, testing, modification or maintenance of ALTN documentation, including but not limited to its websites, must not tarnish or undermine the legitimacy and “cleanliness” of ALTN’S products and services by copying or using unauthorized third party software, content or confidential information. You may not possess, use or discuss proprietary computer code, output, documentation or trade secrets of a non-ALTN party, unless authorized by such party. Intentional duplication or emulation of the “look and feel” of others’ documentation or website content is not permissible.

Fair Dealing

No ALTN employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Fair Competition and Antitrust Laws

ALTN must comply with all applicable fair competition and antitrust laws. These laws attempt to ensure that businesses compete fairly and honestly and prohibit conduct seeking to reduce or restrain competition. If you are uncertain whether a contemplated action raises unfair competition or antitrust issues, the Corporate Legal Department can assist you.

Securities Trading

It is usually illegal to buy or sell securities using material information not available to the public. Persons who give such undisclosed “inside” information to others may be as liable as persons who trade securities while possessing such information. Securities laws may be violated if you, or any relatives or friends trade in securities of ALTN, or any of its clients or vendors, while possessing “inside” information. Please see ALTN’S Insider Trading Policy for more details on this issue. If you are still uncertain, the Chief Financial Officer can assist you.

Political Contributions

No company funds may be given directly to political candidates. You may, however, engage in political activity with your own resources on your own time.

Retention of Business Records

ALTN business records must be maintained for the periods specified in the ALTN Record Retention Policy (available on the ALTN Employee Portal) or the more specific policies of your business unit. Records may be destroyed only at the expiration of the pertinent period. In no case may documents involved in a pending or threatened litigation, government inquiry or under subpoena or other information request, be discarded or destroyed, regardless of the periods specified in the Record Retention Policy. In addition, you may never destroy, alter, or conceal, with an improper purpose, any record or otherwise impede any official proceeding, either personally, in conjunction with, or by attempting to influence, another person.

Waivers

The Code of Business Conduct & Ethics applies to all ALTN employees and its Board of Directors. There shall be no waiver of any part of the Code, except by a vote of the Board of Directors or a designated committee, which will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect ALTN.

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In the event that any waiver is granted, the waiver will be disclosed as required under applicable law and regulations, and posted on the ALTN website, thereby allowing the ALTN shareholders to evaluate the merits of the particular waiver.

Reporting Violations

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow employees. If you are powerless to stop suspected misconduct or discover it after it has occurred, you must report it to the appropriate level of management at your location.

If you are still concerned after speaking with your local management or feel uncomfortable speaking with them (for whatever reason), you must (anonymously, if you wish) send a detailed note, with relevant documents, to Alternus Energy Inc., Attn.: Board of Directors, John Thomas, One World Trade Center, Suite 8500, New York, NY 10007 or via email to jt@alternusenergy.com .

Your calls, detailed notes and/or emails will be dealt with confidentially. You have the commitment of ALTN and the ALTN Board of Directors that you will be protected from retaliation.

No Rights Created

This Code of Ethics is a statement of the fundamental principles and key policies and procedures that govern ALTN’S employees in the conduct of ALTN’S business. It is not intended to and does not constitute an employment contract or assurance of continued employment, and does not create any rights to any employee, client, supplier, competitor, shareholder or any other person or entity.

Conclusion

In the final analysis you are the guardian of ALTN’S ethics. While there are no universal rules, when in doubt ask yourself:

●	Will my actions be ethical in every respect and fully comply with the law and with ALTN policies?

●	Will my actions have the appearance of impropriety?

●	Will my actions be questioned by my supervisors, employees, clients, family and the general public?

●	Am I trying to fool anyone, including myself, as to the propriety of my actions?

If you are uncomfortable with your answer to any of the above, you should not take the contemplated actions without first discussing them with your local management. If you are still uncomfortable, please follow the steps outlined above in the Section on “Reporting Violations.”

Any employee who ignores or violates any of ALTN’S ethical standards, and any manager who penalizes a subordinate for trying to follow these ethical standards, will be subject to corrective action, including immediate dismissal. However, it is not the threat of discipline that should govern your actions. We hope you share our belief that a dedicated commitment to ethical behavior is the right thing to do, is good business, and is the surest way for ALTN to become and remain a World Class Company.

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